Vizsla Drills 10,019 g/t AgEq Over 0.43 M Within 1,909 G/t AgEq Over 2.42 M to Double Depth of Napoleon Discovery

(VZLA-TSX-V)

VANCOUVER, BC, Feb. 1, 2021 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from eight new holes at the Napoleon prospect at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. These results demonstrate high precious metals grades down to 320m below surface, a 180-metre step down from previously reported results.

Drilling Highlights

NP-20-54

  1,909 g/t silver equivalent (86.5 grams per tonne ("g/t") silver, 18.45 g/t gold, 1.27% lead and 3.36% zinc) over 2.42 metres ("m") true width from 317.25 m including;
        10,019 g/t silver equivalent (307.0 g/t silver, 101.0 g/t gold, 2.88% lead and 10.5% zinc) over 0.43 m true width from 317.25 m

NP-20-49

  237 g/t silver equivalent (63.0 g/t silver, 1.54 g/t gold, 0.23% lead and 1.24% zinc) over 6.0 m true width from 163.3m including;
        842 g/t silver equivalent (215.9 g/t silver, 5.80 g/t gold, 0.30% lead and 3.95% zinc) over 1.45 m true width from 168.75 m
Note: All numbers are rounded and widths represent downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

Vizsla President and CEO, Michael Konnert, commented: "Intersecting over ten kilograms per tonne silver equivalent in such a large step-out significantly expands the size potential of the Napoleon shoot. Mineralization remains open and recent drilling is confirming robust vein widths down plunge. These very high grades of precious metals occur with massive sulphide within the veins at Napoleon, Papayo and Tajitos and the Company is trialling ground EM in mid-February to search for similar zones along the entire lengths of the Napoleon and Cinco Senores vein corridors."

Figure 1: Longitudinal section from Napoleon prospect with all holes labelled and selected intersections shown. All figures including a plan map can be found at the Company's website here www.vizslaresources.com. (CNW Group/Vizsla Resources Corp.)

Figure 1: Longitudinal section from Napoleon prospect with all holes labelled and selected intersections shown. All figures including a plan map can be found at the Company's website here www.vizslaresources.com.

Napoleon Drilling Detail

These recent results at Napoleon expands the mineralization by 170 metres vertically. A wide vein continued beneath previously reported holes, however, a post mineral fault is interpreted to have impacted the vein in deeper holes (NP-20-47, NP-20-51, and NP-20-53). Hole NP-20-54 tested beneath this interpreted structure and returned a robust vein with very-high grades of mineralization. At depth it appears the Napoleon shoot is dipping back towards the west.

Mineralization remains open to the south, north and at depth and drilling continues to define a strong plunge steeply to the north. Holes NP-21-65, NP-21-69 and NP-21-68 confirm a competent vein continues down plunge and assays remain outstanding for these recently completed holes.

Figure 2: Plan map showing location of drilling with detailed inset of Napoleon prospect. (CNW Group/Vizsla Resources Corp.)

Figure 2: Plan map showing location of drilling with detailed inset of Napoleon prospect.

Mineralization and Geophysics

Intervals of massive sulphide associated with high grades of precious and base metals have been drilled at Napoleon, Papayo and Tajitos. This mineralization is interpreted to represent a very fertile pulse in the formation of these veins. The Company is commencing a trial ground electromagnetic (EM) survey in these three areas because if the bodies of massive sulphide are continuous, they may represent strong geophysical targets. If the program is successful, the Company has a tool for the Napoleon and Cinco Senores zones to specifically target high-grade targets along the broader vein corridors.

The Company will also commence a detailed drone magnetic survey in February to improve mapping and vein interpretations. Magnetic susceptibility measurements and historic data indicates veins form linear demagnetised corridors through the host rocks which the survey will map with high resolution.

Complete table of Napoleon drill hole intersections

Drillhole	From (m)	To (m)	Est. True Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Silver Equivalent (g/t)	Comment
NP-20-43	178	187.7	4.76	0.68	51.8	0.29	0.99	141.8
Incl.	179.3	184.8	2.70	0.86	55.2	0.29	1.14	164.7
NP-20-46	86.95	87.5	0.30	5.08	49.6	0.15	1.49	558.4	In Hangingwall
And	213.4	218	2.55	0.78	67.6	0.62	1.59	187.2
Incl.	213.4	214.8	0.78	1.13	88.0	1.08	2.61	273.1
NP-20-47	91.15	92.5	0.56	0.37	43.1	0.06	0.20	80.9	In Hangingwall
And	273.7	276.35	1.01	0.15	17.1	0.19	1.25	63.2
NP-20-49	97.7	98.55	0.37	1.34	86.9	0.24	2.35	266.5	In Hangingwall
And	163.3	177.15	6.00	1.54	63.0	0.23	1.24	237.3
Incl.	168.75	172.1	1.45	5.80	215.9	0.30	3.95	841.9
NP-20-51	82.4	83.5	0.49	6.88	2,278.4	0.21	0.51	2,799.5	In Hangingwall
And	198.35	206.25	3.5	0.26	32.7	0.21	0.62	74.4
NP-20-53	No significant values
NP-20-54	317.25	323.5	2.42	18.45	86.5	1.27	3.36	1,909.2
Incl.	317.25	318.35	0.43	101.00	307.0	2.88	10.55	10,018.6
NP-20-55	87.7	94.05	2.03	0.11	16.5	0.08	0.26	34.0

Table 1: Downhole drill intersections from the holes completed at the Napoleon Discovery.

Note: All numbers are rounded and widths represent downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627. Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

About the Panuco project

Vizsla has an option to acquire 100% of the recently consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	NP-20-43	403,454	2,587,381	475	-51	254	225
	NP-20-46	403,454	2,587,381	475	-57	254	251
	NP-20-47	403,455	2,587,381	475	-62	254	300
	NP-20-49	403,454	2,587,381	475	-48	266	240
	NP-20-51	403,455	2,587,381	475	-54	266	263
	NP-20-53	403,455	2,587,381	475	-59	266	294
	NP-20-54	403,455	2,587,381	475	-64	266	359
	NP-20-55	403,364	2,587,463	513	-64	300	159

Table 2:    Drill hole details. Coordinates in WGS84, Zone 13.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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CNW 06:30e 01-FEB-21